                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                           Clarion Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   180606 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 William Blair Mezzanine Capital Fund III, L.P.
                          Attention: Terrance M. Shipp
                              222 West Adams Street
                             Chicago, Illinois 60606

                                 with a copy to:
                            Laurence R. Bronska, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4927

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180606 10 5             13D                 PAGE 2  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Fund III, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2) (3)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               2,847,797 (1) (2) (3)
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               - 0 -
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1% (4)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
------------------------------------------------------------------------------

(1)      Based upon Warrant to purchase 2,847,797 shares of Common Stock.
         See item 6.
(2) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(3) Voting power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(4) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 3  OF  23 PAGES
------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Partners III, L.L.C.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2) (3)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               2,847,797 (1) (2) (3)
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               - 0 -
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (2) (3)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (4)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
------------------------------------------------------------------------------

(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(3) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.
(4) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 4  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair & Company, L.L.C.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2) (3)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1) (2) (3)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797  (2) (3)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (4)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
------------------------------------------------------------------------------

(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners III, L.L.C.. See Item 5.
(3) Voting power is exercised through its principals listed on Schedule I attached hereto and incorporated herein by this reference.
(4) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 5  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy J. MacKenzie
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1) (2)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797  (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------------
(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(3) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 6  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Terrance M. Shipp
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (2)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
------------------------------------------------------------------------------
(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(3)      Based on 20,620,495 shares of
         Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 7  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc J. Walfish
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1)(2)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (2)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------------
(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(3) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 8  OF  23 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilblairco Associates
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2) (3)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1) (2) (3)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (2) (3)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (4)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
------------------------------------------------------------------------------

(1) Voting power is exercised solely by Issuer until such time as the Warrant is exercised. See item 5.
(2) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.. See Item 5.
(3) Voting power is exercised through its principals listed on Schedule II attached hereto and incorporated herein by this reference.
(4) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

Item 1. Security and Issuer.

     This Schedule 13D relates to the shares of common stock, $0.001 par value (the "Common Stock") of Clarion Technologies, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 235 Central Avenue, Holland, MI 49423.

Item 2. Identity and Background.

     (a) Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
Schedule 13D on behalf of William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership ("Mezzanine Fund"), William Blair Mezzanine Capital Partners III, L.L.C., an Illinois limited liability company ("Blair General Partner"), William Blair & Company, L.L.C., an Illinois limited liability company ("Blair"), Wilblairco Associates, an Illinois general partnership ("Blairco"), Timothy J. MacKenzie ("MacKenzie"), Terrance M. Shipp ("Shipp") and Marc J. Walfish ("Walfish"). Mezzanine Fund, Blair General Partner, Blair, Blairco, MacKenzie, Shipp and Walfish are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

     (b) - (c)

     Mezzanine Fund

     Mezzanine Fund is a Delaware limited partnership, the principal business of which is that of a private investment partnership. The principal business address of Mezzanine Fund, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to Blair General Partner, the sole general partner of Mezzanine Fund, is set forth below.

     Blair General Partner

     Blair General Partner is Delaware limited liability company, the principal business of which is serving as the sole general partner of Mezzanine Fund. The principal address of Blair General Partner, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MacKenzie, Shipp and Walfish, Initial Managing Directors of Blair General Partner, and with respect to Blair and Blairco, members of Blair General Partner is set forth below. Two other members of Blair General Partner, Thomas F. Campion ("Campion") and David M. Jones ("Jones") are each a member and a Managing Director of Blair General Partner. Campion and Jones are not Reporting Persons because they do not have voting or dispositive power with respect to Issuer's securities. Campion and Jones each have a business address of 222
West Adams Street, Chicago, Illinois 60606. Jones' principal occupation is serving as a Managing Director of Blair General Partner. Campion's principal occupation is serving as a Managing Director of Blair General Partner and as a principal of Blair.

     Blair

     Blair is an Illinois limited liability company, the principal business of which is providing a wide range of financial services to businesses, governments, financial institutions and individuals, primarily in the United States. The principal address of Blair, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the principals of Blair is set forth on Schedule I attached hereto and incorporated herein by this reference.

     Blairco

     Blairco is an Illinois general partnership, the principal business of which is that of a private investment partnership. The principal business address of Blairco, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the principals of Blairco is set forth on Schedule II attached hereto and incorporated herein by this reference.

     MacKenzie

     MacKenzie's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

     Shipp

     Shipp's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

     Walfish

     Walfish's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mezzanine Fund, Blair General Partner, Blair and Blairco are all Illinois entities. All of the natural persons identified in this Item 2 are citizens of the United States except as otherwise indicated.

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Note (as defined below) and the Warrant (as defined below) consisted of Thirty Million Dollars ($30,000,000) (of which no more then $7,461,228 is allocable to the Warrant) of working capital invested by Mezzanine Fund. The "Note" means the Senior Subordinated Note dated July 21, 2000 in the principal amount of Thirty Million Dollars ($30,000,000) to the order of Mezzanine Fund. The "Warrant" means the Warrant to Purchase 2,847,797 shares of Common Stock issued to Mezzanine Fund. The Note and Warrant are attached as exhibits hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction.

     Mezzanine Fund acquired the Warrant in connection with the purchase of the Note pursuant to a Senior Subordinated Loan Agreement dated July 21, 2000, by and among Issuer, Issuer's subsidiaries party thereto and Mezzanine Fund (the "Senior Subordinated Loan Agreement") attached as an exhibit hereto and incorporated herein by reference. Under the terms of the Loan Agreement, Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as Mezzanine Fund owns 50% of the Warrant or the shares into which the Warrant is exercisable.

     Under the Warrant, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting as long as Mezzanine Fund and its direct transferees own 50% or more of the Warrant or the shares into which the Warrant is exercisable. The Warrant confers no voting power upon Mezzanine Fund prior to its exercise.

     Mezzanine Fund may exercise the Warrant at any time and has acquired the Warrant for investment purposes. Subsequent to exercise of the Warrant, Mezzanine Fund intends to sell an as yet undetermined amount of shares of Common Stock pursuant to transactions exempt from registration under federal securities laws or, as market conditions permit, after effectiveness of the registration statement(s) filed by the Issuer pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") dated July 21, 2000 between Issuer and Mezzanine Fund. The Registration Rights Agreement is attached as an exhibit hereto and is incorporated herein by reference.

     Present Plans or Proposals. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13 D of the Act.

     Item 5. Interest in Securities of Issuer.

     (a)

     Mezzanine Fund

     Upon exercise of the Warrant, which may be exercised at any time, the aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock.

     Blair General Partner

     As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blair General Partner disclaims beneficial ownership of all such shares of Common Stock.

     Blair

     As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such shares of Common Stock.

     Blairco

     As a member of Blair General Partner, Blairco may, pursuant to Rule
13d-3 of the Act, be deemed to be beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock.

     MacKenzie

     As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

     Shipp

     As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such shares of Common Stock.

     Walfish

     As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such shares of Common Stock.

     (b)

     Mezzanine Fund

     Acting through its sole general partner, Mezzanine Fund has the sole power to dispose or to direct the disposition of 2,847,797 shares of Common Stock. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     Blair General Partner

     Acting through its Initial Managing Directors and in its capacity as the sole general partner of Mezzanine Fund, Blair General Partner has the sole power to dispose or to direct the disposition of 2,847,797 shares of Common Stock. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     Blair

     Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blair may be deemed to have shared power with MacKenzie, Shipp and Walfish (as the other members of Blair General Partner) to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     MacKenzie

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Shipp and Walfish (as the other members of Blair General Partner) to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     Shipp

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair and Walfish (as the other members of Blair General Partner) to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     Walfish

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair and Shipp (as the other members of Blair General Partner) to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Voting power is exercised solely by Issuer until such time as the Warrant is exercised.

     (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

     (d)   None.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Terms of the Warrant. Mezzanine Fund, as holder of the Warrant, is entitled, at Mezzanine Fund's option and at any time prior to July 21, 2010, to exercise the Warrant in whole, or if in part, in minimum increments of 300,000 shares of Common Stock. The number of shares of Common Stock subject to the Warrant is 2,847,797 (the "Warrant Shares") and the exercise price is $0.0001 per share (the "Exercise Price"). The number of Warrant Shares and the Exercise Price are subject to adjustment for stock splits, subdivisions and similar events. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. As long as Mezzanine Fund and its direct transferees own 50% or more of the Warrant or the Warrant Shares, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting. The Warrant confers no voting power upon Mezzanine Fund prior to its exercise.

     Registration Rights. Mezzanine Fund, as holder of the Warrant Shares, has certain registration rights with respect to the registration of the Warrant Shares pursuant to the Registration Rights Agreement. Subsequent to July 21, 2001, Mezzanine Fund is entitled, at its option, to request registration under the Securities Act of all the Warrant Shares or, if only a portion of the Warrant Shares, in minimum increments of 300,000 shares of Common Stock (a "Demand Registration"). Mezzanine Fund has three Demand Registrations without regard to the form upon which Issuer files a Registration Statement and no more than two Demand Registrations in any twelve month period with respect to Registration Statements filed by Issuer on Form S-3. In addition, Issuer grants Mezzanine Fund piggyback registration rights with respect to offerings by Issuer for its own account or for the account of any of its securityholders of shares of Common Stock.

     Exhibits. The Warrant and the Registration Rights Agreement are attached hereto as Exhibits 4 and 5 respectively and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents attached hereto.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the shares owned by the Reporting Persons.

Item 7. Materials to be Filed as Exhibits.

    Exhibit 1    Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation
                 13D-G.

    Exhibit 2 Senior Subordinated Loan Agreement dated as of July 21, 2000, by and among Clarion Technologies, Inc., a Delaware corporation, its subsidiaries party thereto, and William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

    Exhibit 3 Senior Subordinated Note dated as of July 21, 2000 from Clarion Technologies, Inc., a Delaware corporation and its subsidiaries party thereto, to William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

    Exhibit 4 Warrant dated as of July 21, 2000 from Clarion Technologies, Inc., a Delaware corporation to William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

    Exhibit 5 Registration Rights Agreement dated as of July 21, 2000 between Clarion Technologies, Inc., a Delaware corporation and William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2000          WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P., a
                               Delaware Limited Partnership

                               By: William Blair Mezzanine Capital Partners III, L.L.C., its General Partner


                                    By:    /s/ Terrance M. Shipp
                                           -------------------------------------
                                    Name:  Terrance M. Shipp
                                    Title: Initial Managing Director


                               WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.


                               By:    /s/ Terrance M. Shipp
                                      -----------------------------
                               Name:  Terrance M. Shipp
                               Title: Initial Managing Director


                               WILBLAIRCO ASSOCIATES


                               By:    /s/ John P. Kayser
                                      -----------------------------
                               Name:  John P. Kayser
                               Title: Partner


                               WILLIAM BLAIR & COMPANY, L.L.C.


                               By:    /s/ Timothy L. Burke
                                      -----------------------------
                               Name:  Timothy L. Burke
                               Title: Principal

                               TIMOTHY J. MACKENZIE

                               /s/ Timothy J. MacKenzie
                               ------------------------------------
                               Timothy J. MacKenzie


                               TERRANCE M. SHIPP

                               /s/ Terrance M. Shipp
                               ------------------------------------
                               Terrance M. Shipp


                               MARC J. WALFISH

                               /s/ Marc J. Walfish
                               ------------------------------------
                               Marc J. Walfish

                                   SCHEDULE I

                         WILLIAM BLAIR & COMPANY, L.L.C.
                         PRINCIPALS AS OF JULY 26, 2000

A.       The following principals all have a business address of:

         William Blair & Company, L.L.C.
         222 West Adams Street
         Chicago, Illinois 60606

         Name                                        Citizenship

         JAMES J. ARADO                              USA
         STEVEN J. ASHBY                             USA
         NOLAN H. BAIRD, JR.                         USA
         MICHAEL P. BALKIN                           USA
         SHEZAD K. BANDUKWALA                        USA
         JAMES L. BARBER                             USA
         JOHN A. BARONE                              USA
         MICHAEL W. BARONE                           USA
         ROBERT R. BARTELS                           USA
         ROSS BAUMGARTEN                             USA
         BOWEN BLAIR                                 USA
         EDWARD McC. BLAIR                           USA
         EDWARD McC. BLAIR, JR.                      USA
         ROBERT D. BLANK                             USA
         MARK G. BRADY                               USA
         JOHN J. BRANSFIELD, JR.                     USA
         TERRELL G. BRESSLER                         USA
         ROBERT C. BRIDGES                           USA
         KATHLEEN WIELAND BROWN                      USA
         KENTON BROWN                                USA
         HARVEY H. BUNDY, III                        USA
         W. NEWTON BURDICK, III                      USA
         TIMOTHY L. BURKE                            USA
         JOSEPH J. BURRELLO                          USA
         GEORGE K. BUSSE                             USA
         STEPHEN CAMPBELL                            USA
         RUSSELL R. CAMPION                          USA
         THOMAS F. CAMPION                           USA
         ELLEN CARNAHAN                              USA
         ROBERT W. CARTWRIGHT                        USA
         CANDIDA M. CASEY                            USA
         DAVID G. CHANDLER                           USA
         MARC W. CHRISTMAN                           USA
         E. DAVID COOLIDGE, III                      USA
         CHRISTOPHER A. COTTER                       USA
         THOMAS J. CROGHAN                           USA
         MICHAEL T. DAVIS                            USA
         EDWARD J. DELIN                             USA
         PETER A. DOERR                              USA

         KELLEY R. DRAKE                             USA
         JOHN M. DRAPER                              USA
         STEPHEN E. ELKINS                           USA
         JOHN R. ETTELSON                            USA
         CHRISTINE N. EVANS KELLY                    USA
         DAVID T. FARINA                             USA
         FRANCIS C. FARWELL                          USA
         BRENT FELITTO                               USA
         F. CONRAD FISCHER                           USA
         FREDERICK FISCHER                           USA
         GARY J. FISHER                              USA
         ROBERT C. FIX                               USA
         RICHARD M. FRADIN                           USA
         PAUL W. FRANKE                              USA
         CHARLES W. FREEBURG                         USA
         TINA M. FREY                                USA
         MARK A. FULLER, III                         USA
         ABHISHEK S. GAMI                            USA
         JOHN R. GARDNER                             USA
         MICHAEL D. GENTILE                          USA
         JOEL K. GOMBERG                             USA
         RICHARD D. GOTTFRED                         USA
         JOHN K. GREENE                              USA
         THOMAS L. GREENE                            USA
         W. GEORGE GREIG                             USA
         J. TERRY HEATH                              USA
         DWIGHT E. HELM                              USA
         ELIZABETH M. HENNESSY                       USA
         JAMES P. HICKEY                             USA
         CHARLES H. HODGES, IV                       USA
         JOHN P. HUBER                               USA
         MORTIMER G. HUBER                           USA
         WILLIAM IANNESSA                            USA
         STEPHEN D. JACOBSON                         USA
         EDGAR D. JANNOTTA                           USA
         JOHN JOSTRAND                               USA
         RICHARD S. KAPLAN                           USA
         THEODORE C. KAUSS, JR.                      USA
         JOHN P. KAYSER                              USA
         KATHLEEN KIDDER                             USA
         RICHARD M. KING                             USA
         RICHARD P. KIPHART                          USA
         JAMES S. KOWSKI                             USA
         CHARLES J. KRAFT, III                       USA
         ANTHONY J. KRISS                            USA
         ALBERT J. LACHER                            Switzerland
         JOSEPH F. LaMANNA                           USA
         LOUISE LANE                                 USA
         ROBERT C. LANPHIER, IV                      USA
         IAN LARKIN                                  USA
         CONSTANCE S. LASH                           USA
         ALAN A. LAZZARA                             USA

         LAURA J. LEDERMAN                           USA
         DANIEL B. LIDAWER                           USA
         DAVID K. MABIE                              USA
         JAMES W. MABIE                              USA
         TIMOTHY J. MacKENZIE                        USA
         EARL L. MANNS                               USA
         KELLY J. MARTIN                             USA
         LOUI L. MARVER                              USA
         CHARLES M. McDONALD                         USA
         JAMES D. McKINNEY                           USA
         CARLETTE C. McMULLAN                        USA
         JAMES M. McMULLAN                           USA
         JEFFREY S. MEDFORD                          USA
         ARDA M. MINOCHERHOMJEE                      USA
         COREY A. MINTURN                            USA
         JUDITH B. MORLEY                            USA
         RICHARD F. MORRIS                           USA
         DAVID W. MORRISON                           USA
         TERRENCE G. MULDOON                         USA
         TIMOTHY M. MURRAY                           USA
         BENTLEY M. MYER                             USA
         ROBERT D. NEWMAN                            USA
         GREGG S. NEWMARK                            USA
         JOHN P. NICHOLAS                            USA
         DANIEL J. NICHOLS                           USA
         DAVID F. NYREN                              USA
         DAVID G. O'NEILL                            USA
         JOHN F. O'TOOLE                             USA
         R. SCOTT PATTERSON                          USA
         WILLIAM T. PATTERSON                        USA
         WILLIAM G. PERLITZ                          USA
         DAVID C. PHILLIPS                           USA
         MICHAEL A. PITT                             USA
         THOMAS S. POSTEK                            USA
         GREGORY J. PUSINELLI                        USA
         PETER RAPHAEL                               USA
         PHILLIP W. REITZ                            USA
         DAVID RICCI                                 USA
         WILLIAM J. RODDY                            USA
         ERIC B. ROWLEY                              USA
         STEVEN M. RYAN                              USA
         ALFRED J. SALVINO                           USA
         THOMAS J. SALVINO                           USA
         MICHELLE SEITZ                              USA
         NEAL L. SELTZER                             USA
         BARBARA J. SEMENS                           USA
         WILLIAM B. SEMMER                           USA
         RICHARD K. SHEINER                          USA
         TERRANCE M. SHIPP                           USA
         ARTHUR J. SIMON                             USA
         CHRISTOPHER R. SPAHR                        USA
         RITA J. SPITZ                               USA

         JOHN B. STEBBINS                       USA
         THOMAS H. STORY                        USA
         RAYMOND J. TEBOREK                     USA
         MARK A. TIMMERMAN                      USA
         NORBERT W. TRUDERUNG                   USA
         W. JAMES TRUETTNER, JR.                USA
         LAURA VAN PEENAN                       USA
         MARC J. WALFISH                        USA
         BENNET WANG                            USA
         JAMES E. WASHBURN                      USA
         DANIEL A. WEISS                        USA
         DANIEL J. WILSON                       USA
         ROBERT V. WITTIG                       USA

B.       The following principal has a business address of:

         William Blair & Company, L.L.C.
         Two Embarcedero Center, Suite 2320
         San Francisco, California 94111

         Name                                   Citizenship

         RONALD D. EMERICK                      USA
         MARK McNAY                             USA

C.       The following principals have a business address of:


         William Blair & Company, L.L.C.
         Mitteldorf I
         9400 Vaduz
         Principality of Liechtenstein

         Name                                   Citizenship

         KURT L. BUECHEL                        Principality of Liechtenstein

D.       The following principals have a business address of:

         William Blair & Company, L.L.C.
         3 St. Helen's Place
         London EC3A 6AU, England

         Name                                   Citizenship

         JOHN A. FORDHAM                        United Kingdom

E.       The following principals have a business address of

         William Blair & Company, L.L.C.
         Stockerstrasse 46
         8039 Zurich, Switzerland

         Name                                        Citizenship

         CHRISTOPH B. FUCHS                          Switzerland

F. The principal business of William Blair & Company, L.L.C., is as an investment banker, securities broker/dealer and investment manager. All of the principals listed above, except as noted below, have as their principal occupations one or more of these activities or the administrative support for these activities.

         MacKenzie, Shipp and Walfish are also Initial Managing Directors of William Blair Mezzanine Capital Partners III, L.L.C.

                                   SCHEDULE II

                              WILBLAIRCO ASSOCIATES
                         PRINCIPALS AS OF JULY 26, 2000

A.       The following principals all have a business address of:

         Wilblairco Associates
         222 West Adams Street
         Chicago, Illinois 60606

         Name                                        Citizenship

         JAMES J. ARADO                              USA
         STEVEN J. ASHBY                             USA
         NOLAN H. BAIRD, JR.                         USA
         MICHAEL P. BALKIN                           USA
         SHEZAD K. BANDUKWALA                        USA
         JAMES L. BARBER                             USA
         JOHN A. BARONE                              USA
         ROBERT R. BARTELS                           USA
         TERRELL G. BRESSLER                         USA
         HARVEY H. BUNDY, III                        USA
         TIMOTHY L. BURKE                            USA
         JOSEPH J. BURRELLO                          USA
         STEPHEN CAMPBELL                            USA
         DAVID G. CHANDLER                           USA
         E. DAVID COOLIDGE, III                      USA
         CHRISTOPHER A. COTTER                       USA
         MICHAEL T. DAVIS                            USA
         JOHN R. ETTELSON                            USA
         FRANCIS C. FARWELL                          USA
         BRENT FELITTO                               USA
         F. CONRAD FISCHER                           USA
         GARY J. FISHER                              USA
         ROBERT C. FIX                               USA
         CHARLES W. FREEBURG                         USA
         MARK A. FULLER, III                         USA
         RICHARD D. GOTTFRED                         USA
         DWIGHT E. HELM                              USA
         JAMES P. HICKEY                             USA
         STEPHEN D. JACOBSON                         USA
         EDGAR D. JANNOTTA                           USA
         THEODORE C. KAUSS, JR.                      USA
         JOHN P. KAYSER                              USA
         KATHLEEN KIDDER                             USA
         RICHARD M. KING                             USA
         RICHARD P. KIPHART                          USA
         CHARLES J. KRAFT, III                       USA
         ANTHONY J. KRISS                            USA
         ALBERT J. LACHER                            Switzerland
         JOSEPH F. LaMANNA                           USA

         ROBERT C. LANPHIER, IV                      USA
         IAN LARKIN                                  USA
         CONSTANCE S. LASH                           USA
         DAVID K. MABIE                              USA
         JAMES W. MABIE                              USA
         TIMOTHY J. MacKENZIE                        USA
         KELLY J. MARTIN                             USA
         CHARLES M. McDONALD                         USA
         JAMES D. McKINNEY                           USA
         CARLETTE C. McMULLAN                        USA
         JAMES M. McMULLAN                           USA
         ARDA M. MINOCHERHOMJEE                      USA
         COREY A. MINTURN                            USA
         RICHARD F. MORRIS                           USA
         DAVID W. MORRISON                           USA
         TIMOTHY M. MURRAY                           USA
         GREGG S. NEWMARK                            USA
         JOHN P. NICHOLAS                            USA
         R. SCOTT PATTERSON                          USA
         THOMAS S. POSTEK                            USA
         GREGORY J. PUSINELLI                        USA
         WILLIAM J. RODDY                            USA
         ERIC B. ROWLEY                              USA
         STEVEN M. RYAN                              USA
         ALFRED J. SALVINO                           USA
         MICHELLE SEITZ                              USA
         NEAL L. SELTZER                             USA
         BARBARA J. SEMENS                           USA
         WILLIAM B. SEMMER                           USA
         RICHARD K. SHEINER                          USA
         TERRANCE M. SHIPP                           USA
         RITA J. SPITZ                               USA
         RAYMOND J. TEBOREK                          USA
         MARK A. TIMMERMAN                           USA
         MARC J. WALFISH                             USA
         JAMES E. WASHBURN                           USA
         DANIEL A. WEISS                             USA
         ROBERT V. WITTIG                            USA

         The principals listed above have the same occupations as specified in
         Schedule I hereof, incorporated herein by this reference solely for that purpose. MacKenzie, Shipp and Walfish are also Initial Managing Directors of William Blair Mezzanine Capital Partners III, L.L.C.